OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Texas Genco Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

882443 10 4

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 882443 10 4

1.	Name of Reporting Person: CenterPoint Energy, Inc.		I.R.S. Identification Nos. of above persons (entities only): 74-0694415

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 64,764,240

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 64,764,240

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,764,240

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9):
81.0% (based on a total number of shares outstanding as of December 20, 2002 of 80,000,000, as stated in the information statement filed as an exhibit to Texas Genco Holdings, Inc.’s current report on Form 8-K dated December 20, 2002, as filed with the Securities and Exchange Commission on December 23, 2002).

12.	Type of Reporting Person (See Instructions): CO

13G
CUSIP No. 882443 10 4

1.	Name of Reporting Person: Utility Holding, LLC		I.R.S. Identification Nos. of above persons (entities only): 51-0412919

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 64,764,240

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 64,764,240

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,764,240

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9):
81.0% (based on a total number of shares outstanding as of December 20, 2002 of 80,000,000, as stated in the information statement filed as an exhibit to Texas Genco Holdings, Inc.’s current report on Form 8-K dated December 20, 2002, as filed with the Securities and Exchange Commission on December 23, 2002).

12.	Type of Reporting Person (See Instructions): OO

13G

Item 1.
	(a)	Name of Issuer:
Texas Genco Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
1111 Louisiana Street Houston, Texas 77002

Item 2.
	(a)	Name of Person Filing:
(i) CenterPoint Energy, Inc. (ii) Utility Holding, LLC
	(b)	Address of Principal Business Office or, if none, Residence:
(i) 1111 Louisiana Street Houston, Texas 77002 (ii) 200 West Ninth Street Plaza Suite 411 Wilmington, Delaware 19801
	(c)	Citizenship:
(i) Texas (ii) Delaware
	(d)	Title of Class of Securities:
Common Stock, par value $.001 per share
	(e)	CUSIP Number:
882443 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not apllicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
64,764,240*
(b) Percent of class:
81.0%*
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
-0-*
(ii) Shared power to vote or to direct the vote:
64,764,240*
(iii) Sole power to dispose or to direct the disposition of:
-0-*
(iv) Shared power to dispose or to direct the disposition of:
64,764,240*
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* The share amounts and the percentage figure stated in this Item 4 are provided for each of CenterPoint Energy, Inc. and Utility Holding, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2003

Company Name(s):

CENTERPOINT ENERGY, INC.

By:	/s/ Rufus S. Scott
Name:	Rufus S. Scott
Title:	Vice President, Deputy General Counsel and Assistant Corporate Secretary

UTILITY HOLDING, LLC

By:	/s/ Patricia F. Genzel
Name:	Patricia F. Genzel
Title:	President and Secretary

EXHIBIT INDEX

Exhibit 1 — Joint Filing Agreement dated February 10, 2003 between CenterPoint Energy, Inc. and Utility Holding, LLC